UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Amendment No.   )*

Under the Securities Exchange Act of 1934

Advanced Micro Devices, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

007903107

(CUSIP Number)

August 13, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 53,700,000
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 53,700,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,700,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%[1]
12		TYPE OF REPORTING PERSON (See Instructions) CO

 __________________________
1 The percentage calculation is based on an aggregate of approximately 1,085,546,359 shares of common stock outstanding as of July 26, 2019, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on July 31, 2019.

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Development Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 53,700,000
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 53,700,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,700,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%[2]
12		TYPE OF REPORTING PERSON (See Instructions) CO

_____________________________
2 The percentage calculation is based on an aggregate of approximately 1,085,546,359 shares of common stock outstanding as of July 26, 2019, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed with the Commission on July 31, 2019.

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Coast Hitech L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 53,700,000
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 53,700,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,700,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%[3]
12		TYPE OF REPORTING PERSON (See Instructions) PN

_____________________________
3 The percentage calculation is based on an aggregate of approximately 1,085,546,359 shares of common stock outstanding as of July 26, 2019, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed with the Commission on July 31, 2019.

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Coast Hitech G.P., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 53,700,000
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 53,700,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,700,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%[4]
12		TYPE OF REPORTING PERSON (See Instructions) CO

_____________________________
4 The percentage calculation is based on an aggregate of approximately 1,085,546,359 shares of common stock outstanding as of July 26, 2019, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed with the Commission on July 31, 2019.

This Schedule 13G is filed pursuant to Rule 13d-1(h) and operates as an amendment to the statement on Schedule 13D originally filed by Mubadala Development Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala Development Company”), West Coast Hitech L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Holder”), and West Coast Hitech G.P., Ltd., a general partnership organized under the laws of the Cayman Islands (each a “Reporting Person” and, together with Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi and wholly owned by the Government of Abu Dhabi (which was added as a Reporting Person in Amendment No. 8 to the Statement of Schedule 13D filed on July 5, 2017), the “Reporting Persons”), with the Commission on October 16, 2008, as amended prior to the date hereof (the “Original Report”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Advanced Micro Devices, Inc. (the “Issuer”, or “AMD”), with its principal executive offices located at One AMD Place, Sunnyvale, CA 94088-3453.

The purpose of this Schedule 13G is to update Items 4 and 5 to reflect the disposition of shares of Common Stock and report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 1.

(a)	Name of Issuer:

Advanced Micro Devices, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One AMD Place, P.O. Box 3453, Sunnyvale, CA 94088-3453.

Item 2.

(a)	Name of Person Filing:

(i)	Mubadala Investment Company PJSC.

(ii)	Mubadala Development Company PJSC.

(iii)	West Coast Hitech L.P.

(iv)	West Coast Hitech G.P., Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

(i)	P.O. Box 45005, Abu Dhabi, United Arab Emirates.

(ii)	P.O. Box 45005, Abu Dhabi, United Arab Emirates.

(iii)	c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(iv)	c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(c)	Citizenship:

(i)	The Emirate of Abu Dhabi, United Arab Emirates.

(ii)	The Emirate of Abu Dhabi, United Arab Emirates.

(iii)	Cayman Islands.

(iv)	Cayman Islands.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

(e)	CUSIP Number:

007903107

Item 3.

Not applicable.

Item 4.  Ownership.

(a)	Amount Beneficially Owned: The responses of the Reporting Persons to Row (9) of the cover pages of this Statement are incorporated herein by reference.

(b)	Percent of Class: The responses of the Reporting Persons to Row (11) of the cover pages of this Statement are incorporated herein by reference.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: The responses of the Reporting Persons to Row (5) of the cover pages of this Statement are incorporated herein by reference.

(ii)	Shared power to vote or to direct the vote: The responses of the Reporting Persons to Row (6) of the cover pages of this Statement are incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row (7) of the cover pages of this Statement are incorporated herein by reference.

(iv)	Shared power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row (8) of the cover pages of this Statement are incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Member of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUBADALA INVESTMENT COMPANY PJSC

August 15, 2019
Date

/s/ Andre C. Namphy
Signature

Andre C. Namphy / Authorized Signatory
Name/Title

MUBADALA DEVELOPMENT COMPANY PJSC

August 15, 2019
Date

/s/ Andre C. Namphy
Signature

Andre C. Namphy / Authorized Signatory
Name/Title

WEST COAST HITECH L.P. by its general partner, WEST COAST HITECH G.P., LTD.

August 15, 2019
Date

/s/ Andre C. Namphy
Signature

Andre C. Namphy / Authorized Signatory
Name/Title

WEST COAST HITECH G.P., LTD.

August 15, 2019
Date

/s/ Andre C. Namphy
Signature

Andre C. Namphy / Authorized Signatory
Name/Title

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1
Power of Attorney, dated July 5, 2017, relating to Mubadala Investment Company PJSC (incorporated by reference from Exhibit 99.1 to Amendment No. 8 to Schedule 13D filed by the Reporting Persons on July 5, 2017).

99.2
Power of Attorney, dated March 1, 2017, relating to Mubadala Development Company PJSC (incorporated by reference from Exhibit 99.1 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

99.3
Power of Attorney, dated March 1, 2017, relating to West Coast Hitech G.P., Ltd. (incorporated by reference from Exhibit 99.2 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

99.4	Agreement of Joint Filing dated August 15, 2019.